[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8428
Fax: (212) 859-4000
daniel.bursky@friedfrank.com

March 9, 2017

VIA EDGAR AND COURIER
Mara L. Ransom
Division of Corporation Finance
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Expo Event Holdco, Inc. Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted February 7, 2017
 CIK No. 0001579214

Dear Ms. Ransom:

This letter sets forth the response of Expo Event Holdco, Inc. (the “Company”) to the comment letter, dated February 21, 2017, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1, submitted confidentially on February 7, 2017 (the “Draft Registration Statement”). This letter is being submitted confidentially with Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show the changes to Amendment No. 1.

Summary Consolidated Financial Data, page 17

1.
We note your response to comment 7 that the management fee will not recur after the offering and that acquisition and transition costs are variable and discretionary. However, Item 10(e)(1)(ii) of Regulation S-K prohibits excluding charges or liabilities that required or will require cash settlement from a non-GAAP liquidity measure not just normal or recurring cash charges. Since the title of adjusted free cash flow suggests it is a liquidity measure, please reconsider this guidance.

Response:

The Company advises the Staff that the Company has removed the measure “Adjusted Free Cash Flow” throughout Amendment No. 2. Instead of “Adjusted Free Cash Flow” as previously presented, the Company intends to present the measure titled “Free Cash Flow”, which adjusts net cash provided by operating activities for capital expenditures.

Use of Proceeds, page 39

2.
We note your response to comment 8. Under Instruction 6 of Item 504 of Regulation S-K, the significance of an acquisition speaks not to whether disclosure is required but to the amount of disclosure required. Please disclose the status of any acquisition negotiations.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the use of proceeds and removed the reference to funding potential acquisitions using proceeds from this offering, as the Company does not currently intend to use proceeds from this offering to fund an acquisition. The principal use of proceeds from this offering will be to repay borrowings under the Term Loan Facility, with the remainder, if any, to be used for general corporate purposes. The Company confirms that it will continue to monitor and update this disclosure as appropriate prior to effectiveness. The Company has revised the disclosure on page 42 in Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
March 9, 2017

Management’s Discussion and Analysis of Financial Condition

Results of Operations

Revenues, page 53

3.
We note your response to comment 10 as well as your disclosure in the second paragraph of this section, that “[t]his growth reflected strong volume demand in Gift, Home & General Merchandise, along with modest price increases, as well as volume and pricing increases in Sports.” This disclosure indicates that you measure and are able to attribute changes in revenue in a particular industry sector to changes in the amount of booth space sold and to changes in prices. Please separately quantify the changes in revenue attributable to changes in price and volume in the Gift, Home & General Merchandise and Sports sectors or provide us with additional detail about the metrics management uses to assess period-to-period financial performance.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in assessing period-over-period financial performance, in addition to consolidated performance of the Company’s full portfolio, management places particular focus on the performance of its largest industry sectors and major shows within those sectors. In response to the Staff’s comment, the Company has revised the disclosure on page 56 in Amendment No. 2 to reflect the impact on consolidated Company revenues of the performance of Gift, Home & General Merchandise, Sports and certain significant shows within those sectors.

4.
In addition, we note your response to comment 11 and that you have updated your disclosures. However, it does not appear that your discussion regarding the increase in revenues was updated to explain the underlying causes of the strong volume demand or price increases. Please provide your readers with clarification of the underlying drivers of those changes.

Response:

The Company has revised the disclosure on pages 56 to 60 in Amendment No. 2 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 61

5.
We note your response to comment 13 and the updates to your disclosure. Please revise your critical accounting policy to include the methods that management used to determine the fair value of the company’s shares. For example, please disclose if you use the income approach, the market approach or some combination.

Response:

In response to the Staff’s comment, the Company has revised its critical accounting policies on pages 68 to 70 in Amendment No. 2 to include a summary of equity-based incentive awards granted during fiscal 2016 and 2015, and descriptions of the methods used to determine the fair value of its common stock and, by extension, grants of equity-based incentive compensation. In assigning a value to the Company’s common stock, management and the Company’s board of directors estimate the Company’s aggregate equity value on the date of each grant of equity-based incentive compensation using both the income approach (a discounted cash flow technique) and the market approach (a market multiple technique), with consideration given to each approach, although equity valuations are based primarily on the results of the income approach. These valuation methods require management to make a variety of important estimates, judgments and assumptions, including, but not limited to, revenue projections and selections of comparable publicly traded companies. The valuation implied by the income approach is then benchmarked against the valuation implied by the market approach multiples (accounting for a discount for limited liquidity due to the Company’s status as a privately-held entity). Following the completion of this offering, such estimates will no longer be required as the fair value of the Company’s common stock will be determined with reference to its trading price on the New York Stock Exchange.

Securities and Exchange Commission
March 9, 2017

Notes to Consolidated Financial Statements

Impairment of Long-lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets, page F-11

6.
We note your response to comment 21. Please explain to us in more detail the economic environment that caused the royalty rate assumption to decrease. Please also tell us in more detail why this was considered an indicator of impairment for long-lived assets.

Response:

The Company respectfully acknowledges the Staff’s comment. The decrease in the royalty rate assumption applicable to the year ended December 31, 2015 as compared to the year ended December 31, 2014 was primarily attributable to observable trends that affected the royalty rate assumptions applied in a broad set of transactions across the media industry, and not limited to the trade show industry, that were used as comparables. These factors included such secular trends as the impact of increasing international competition and the increasing presence of online marketing. These factors resulted in a decrease in the royalty rate assumption from 7.0% to 6.5% from 2014 to 2015. This decrease, when coupled with the increase in the assumed weighted average cost of capital, drove an impairment of the Company’s indefinite-lived intangible assets of $8.9 million, or approximately 3% of the trade name gross value, for the year ended December 31, 2015. Since international competition and the growing presence of online marketing were factors that resulted in an impairment in the Company’s indefinite-lived assets, management considered whether these changes could be indicators for impairment of the Company’s long-lived assets.

Upon considering the potential impact these market dynamics could have on the Company’s projected cash flows, management determined they did not represent a significant adverse change in the extent or manner in which the asset group is being used. For instance, they did not significantly affect the Company’s projected cash flows associated with the asset group, from which the Company continued to project operating cash inflows and income from operations. Management concluded that the resulting 7% change in the royalty rate assumptions year over year would not have a significant enough impact to reduce the asset group’s undiscounted cash flows to an amount less than the net carrying value of the asset group. Therefore, upon considering ASC 360-10-35, management determined these were not significant adverse conditions or triggering events which would cause the need for the Company to assess its long-lived assets for recoverability.

The Company has revised its disclosure on page F-11 to clarify that there were no indicators of impairment of the Company’s long-lived assets, and therefore it was unnecessary to perform the step 1 recoverability test under ASC 360-10-35.

          If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Mark Hayek at (212) 859-8890. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel J. Bursky
Daniel J. Bursky

cc:	Lisa Sellars (Securities and Exchange Commission)
Jim Allegretto (Securities and Exchange Commission)
Charlie Guidry (Securities and Exchange Commission)
Lisa Kohl (Securities and Exchange Commission)
Philip Evans (Expo Event Holdco, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)